EXHIBIT 99.1
                                                                    ------------


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the annual report of The Descartes Systems Group Inc., a Canadian company and foreign private issuer (the "Company"), on Form 40-F for the fiscal year ended January 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Brandon Nussey, Chief Financial Officer and member of the Office of the CEO of the Company, and Arthur Mesher, Executive Vice President, Corporate Strategy and member of the Office of the CEO of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to our knowledge, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

            By: /s/ Brandon Nussey
                -------------------------------------
            Brandon Nussey
            Chief Financial Officer
            and member of the Office of the CEO


            By: /s/ Arthur Mesher
                -------------------------------------
            Arthur Mesher
            Executive Vice President, Corporate Strategy
            and member of the Office of the CEO


June 18, 2004


This certification is being submitted solely for the purpose of complying with
Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liability of that section, nor will the certification be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the registrant specifically incorporates it by reference.